Exhibit d.3

                           DE 99-117


                           CL&P AND WMECO


Joint Application of The Connecticut Light and Power Company and Western Massachusetts Electric Company for Findings Under Section 32(C) of the Public Utility Holding Company Act of 1935 (Eligible Facilities)

                               Final Order

                          O R D E R   N O. 23,354

November 29, 1999


		APPEARANCES: Gerald M. Eaton, Esq. And Cynthia Brodhead, Esq. for Connecticut Light and Power Company and Western Massachusetts Company; Robert
A. Bersack, Esq. For Public Service Company of New Hampshire; Murtha,
Cullina, Richter and Pinney, L.L.P. by Dwight Johnson, Esq. For NRG Energy;
James Rubens for THINK, New Hampshire; Michael Holmes, Esq. and Kenneth Traum for the Office of Consumer Advocate; Lynmarie Cusack, Esq. and Gary Epler,
Esq. in separate appearances on behalf of members of the Staff of the New Hampshire Public Utilities Commission.


I.  PROCEDURAL HISTORY

	On August 13, 1999, Connecticut Light and Power Company and Western Massachusetts Electric Company (CL&P and WMECO) filed with the New Hampshire Public Utilities Commission (Commission) a Joint Application for Findings Under Section 32(c) of the Public Utility Holding Company Act of 1935 (15 U.S.C.A. Section 79, referred to as "1935 Act"). The filing requests a determination by the Commission as to whether allowing certain non-nuclear generation assets of CL&P and WMECO, which are affiliates of Public Service Company of New Hampshire (PSNH), to become "eligible facilities," as defined by 15 U.S.C. Section 79z-5a(2), subsequent to their sale to NRG Energy, Inc. (a subsidiary of Northern States Power) and Northeast Generating Company ("NGC") is consistent with the requirements of the 1935 Act.

	An Order of Notice was issued on September 24, 1999, ordering that a hearing be held at the offices of the Commission on this matter on October 12, 1999 at 10:00 a.m. As directed by the Commission, Public Service Company of New Hampshire (PSNH) caused a copy of the Order of Notice to be published in The Union Leader on September 30, 1999.

	On October 11, 1999, a Petition to Intervene was filed by Dwight Johnson, Esq. on behalf of NRG Energy ("NRG"). Intervention was orally granted to both NRG and James Rubens of THINK-NH by the Commission during the first day of hearings on October 12, 1999.

	On October 18, 1999, the testimony of Michael D. Cannata, Jr., Chief Engineer of the Commission was filed.

	Hearings before the Commission were held on October 12, October 13 and October 25, 1999.

	Briefs or written comments were submitted to the Commission by NRG on November 4, 1999, jointly by CL&P and WMECO on November 5, 1999, by PSNH on November 5, 1999, by PSNH on November 5, 1999, jointly by the OCA and THINK-New Hampshire on November 5, 1999, and on behalf of Staff Chief Engineer Michael Cannata on November 5, 1999.

	The Commission deliberated this matter at its public agenda meeting of November 15, 1999.

II.	POSITIONS OF THE PARTIES AND STAFF

A.	CL&P and WMECO

        CL&P and WMECO argue that they have requested a very narrow finding in this matter: whether to allow the generating facilities these entities propose to sell to be "eligible facilities" under the Public Utilities Holding Company Act of 1935 (PUHCA), 15 U.S.C. Section 79z-5(a) (c) (A). Granting approval, and assuming such approval is obtained from the other necessary jurisdictions, would enable the proposed purchaser of the facilities to qualify as an exempt wholesale generator (EWG). The designation of EWG status is alleged to be of benefit to an owner of generating assets as it provides exemption from certain regulations and accompanying oversight by the Federal Energy Regulatory Commission (FERC) and the Securities and Exchange Commission (SEC).

		The Petitioners believe that the Commission, in its previous order in DE 99-074 (Order No. 23, 254, issued July 7, 1999) has established a narrow test for the public interest which reflects the public policy goal favoring competition in the production and marketing of electricity. They argue further that this standard is implicit in the congressional enactment of the Energy Policy Act of 1992 (Pub. L. No. 102-486, 106 Stat. 2776, 2905-
10 (1992)) establishing EWG status and the regional and state policies favoring a strong competitive market for electric generation services. The Petitioners also cite to decisions from other jurisdictions where the state commissions have granted the requested findings, and consistently applied a narrowly focused public interest standard based on favoring the development of a competitive electric generation market.

		At the hearing, CL&P and WMECO presented the testimonies of Anne Bartosewicz, Manager of Regulatory Policy for WMECO and Stephen Hall, Manager of Rates and Regulatory Matters for PSNH. Mr. Hall testified as to how the proposed sale of CL&P's and WMECO's non-nuclear assets, due to the Connecticut and Massachusetts restructuring legislation, would affect the Sharing Agreement and the Capacity Transfer Agreements, and therefore the costs PSNH recovers from customers through the Fuel and Purchased Power Adjustment Clause (FPPAC). According to Mr. Hall, due to Massachusetts and Connecticut restructuring legislation, all three agreements become inoperable on January 1, 2000. This occurs because there will no longer be an Initial System with its own generating assets and load responsibility for purposes of calculating combined system dispatch savings or capacity transfer revenues.

	CL&P and WMECO emphasize, however, that the denial of the requested findings in the instant proceeding will not alter the fact that they must sell these assets pursuant to a legislative mandate. It is alleged that denial of the petition would require that CL&P and WMECO go out to auction again. The Petitioners also point out that a purchaser who did not require exempt wholesale generator status from FERC would not need this Commission's approval. The Petitioners assert that non-EWG status would result in a lower bid price and therefore less revenue to offset stranded costs for CL&P's and WMECO's customers.

	B.	PSNH

       PSNH notes that it was not made a party to this proceeding. Nonetheless, counsel for PSNH made an appearance, and PSNH provided a witness, Mr. Stephen Hall, to respond to questions concerning the effect of the pending generation asset sales in Connecticut and Massachusetts on the Sharing Agreement and the Capacity Transfer Agreements.

		PSNH supports the positions of WMECO and CL&P with respect to the scope of review in this proceeding. It also submits that testimony concerning the Sharing Agreement and Capacity Transfer Agreements is not relevant to the narrow findings the Petitioners are requesting pursuant to PUHCA. PSNH argues that the changes to those agreements will occur notwithstanding the Commission's decision in this proceeding.

		PSNH states that if the Commission were to make the requested findings, it would be making no findings or rulings with respect to the Sharing Agreement or the Capacity Transfer Agreements, and that issues concerning those agreements may be addressed in the context of Docket No. DE 99-099, where the Settlement Agreement proposes to terminate the agreements. PSNH also warrants that:

if the Commission makes the requested findings under the limited scope, PSNH will not argue in any other proceeding or forum that such findings in this proceeding constitute a decision or an admission with respect to the Rate Agreement, Sharing Agreement or Capacity Transfer
Agreements including performance thereunder by PSNH or other Northeast Utilities subsidiary. (Letter from Robert Bersack, Assistant General Counsel, PSNH, to Debra
Howland, Acting Secretary, NHPUC, November 5, 1999).


	C.	NRG Energy, Inc.

         NRG Energy, Inc. (NRG) is a wholly-owned subsidiary of Northern States Power Company, which is based in Minneapolis, Minnesota. Northern States is a combination electric and gas utility company with operations in Minnesota, North Dakota, South Dakota, Wisconsin and Michigan. NRG is an independent power producer, and was the winning bidder for CL&P's fossil-fuel assets in Connecticut, and has entered into a contract with CL&P to purchase 2,235 megawatts of those assets at a price of $460 million.

		NRG asserts that CL&P's assets are being sold as part of the restructuring of Connecticut's electricity market pursuant to the state's restructuring act. NRG also states that failure to complete the sale of CL&P's generation assets to NRG by the end of the year will seriously interfere with the ability of CL&P to meet the various requirements under the restructuring act.

		NRG presented one witness, Mr. Ross Hammond, an electrical engineer employed by NRG to assist in the transition of power plants from the regulated business environment to a non-regulated business environment.  Mr.
Hammond testified as to his experience in achieving substantial cost savings and reliability improvements in such transitioned plants, and the expectation of NRG that similar savings could be realized at the Connecticut plants.  Mr.
Hammond also testified that reducing the costs of the Connecticut plants would, in turn, benefit New Hampshire customers by making lower cost power available to the New England power pool.

		NRG argues that while it is difficult to specifically quantify the benefits to New Hampshire customers as a result of NRG's acquisition of the Connecticut plants, it must be recognized that because of the interconnected ness of the New England system, the restructuring efforts of the New England state are clearly interdependent. The full scale of benefits will only be realized when restructuring takes place throughout the entire region. The requested findings are a necessary "piece of the puzzle of electric restructuring."

	D.	OCA and THINK-NH

          OCA and THINK-NH argue that, in order for the Commission to make the findings required under 15 U.S.C. Section 79z-5a(c), it is not sufficient to only allege that New Hampshire consumers will realize certain competitive benefits if the generating plants in question are deemed "eligible facilities." They argue that the Commission must find that status as an "eligible facility," as opposed to traditional regulation of those assets, is preferable in terms of consumer benefits and the public interest. OCA and THINK-NH argue further that the "eligible facilities" designation is requested in this case only in order to facilitate the sale of these assets. To the extent it facilitates a sale, "eligible facilities" status likewise facilitates a breach of contract if those assets are required to meet contractual obligations to PSNH under the Capacity Transfer and Sharing Agreements.

		OCA and THINK-NH submit that the Commission must consider whether Northeast Utilities (NU) and PSNH have committed a material breach to a commitment that is vital to the Rate Agreement such as the Sharing or Capacity Transfer Agreement. If so, they are concerned that granting the findings requested concerning the "eligible facilities" designation would provide a defense of that breach to NU and PSNH, and would violate the Commission's obligation to protect ratepayers. As a result, OCA and THINK-NH argue that the only course for the Commission is to deny the petition for the requested findings and let NU renegotiate the proposed CL&P and WMECO sales in a way that recognizes the obligations owed to New Hampshire ratepayers.

		In the event the Commission grants the relief requested in the petition, OCA and THINK-NH recommend that the Commission make clear that it has not found that a breach of the Sharing Agreement has occurred, but that one will occur unless cured because the pending sale of the generation assets by CL&P and WMECO are to take place without being subject to the Sharing Agreement obligations. Second, the Commission should request that NU and all of its affiliates waive any and all claims or defenses that would be based upon the grant of the relief requested in this docket to a later complaint alleging that these parties have breached the Sharing Agreement.

E.  Staff Chief Engineer Michael Cannata

		Staff Chief Engineer Michael Cannata testified that the present filing is identical to the filing by WMECO approved by the Commission in Docket DE 99-074, and that Staff was not opposed to the relief granted in that docket. Mr. Cannata discussed how the generating units which are the subject of the petition are expected to participate in the competitive market, and that this should bring lower prices and choice to consumers. According to Mr. Cannata, this satisfies the first requested finding.

		Mr. Cannata next discussed how this Commission and the other five Commissions in New England have been working to bring a competitive market into existence and have found that said market would be in the public interest, that RSA 374-F:3, XIII calls for the encouragement of restructuring on a regional basis, and that generation targeted to provide for this competitive market must also be in the public interest. This, Mr. Cannata argues, satisfies the second requested finding. As to the third requested finding, Mr. Cannata points out that the Commission previously found that no state laws are violated by the granting of "eligible facility" status.

		Mr. Cannata testified that other matters, such as the impact of the proposed asset sales upon the Sharing Agreement and Capacity Transfer
Agreements are beyond the narrow focus of the "eligible facility" status sought by the Petitioners, and while these matters need to be considered, that should not occur in this case.  Rather, these issues should be considered in Docket DE 99-099.

		In the brief submitted by Ms. Cusack, it is argued that in DE 99-074 the Commission's decision observed the proper jurisdictional distinction between the attachment of "eligible facility" status to certain assets, and the effects the sale of the underlying assets might have on New Hampshire customers, and urges the Commission to make the same distinction in this docket. It is also argued that, based on the legislative history of the Energy Policy Act the "public interest" standard in 15 U.S.C. Section 79z-
5a(c) is narrow and should be restricted to the attachment of eligible facility status.

III.  COMMISSION ANALYSIS

	The Joint Petition requests that the Commission make specific findings required by the PUHCA with respect to certain generating assets owned by the Joint Petitioners, CL&P and WMECO. This request is made of the Commission because the Joint Petitioners are concurrently seeking a determination from the SEC that these generating assets may be deemed "eligible facilities"1 when the assets are sold to entities that intend to use them to sell power to the wholesale electricity market. The designation of generating facilities as "eligible facilities" is considered beneficial as it would tend to increase the market value of the facility, for it enables the owner to operate as an "exempt wholesale generator" (EWG), and avoid regulation as an electric utility company under PUHCA. See 15 U.S.C. Section 79z-5(a).
________________________________
1. As defined in 15 U.S.C Section 79z-(a)(2), an "eligible facility" is a plant used for the generation of electric energy exclusively at wholesale or used for the generation of electricity and leased to one or more public utility companies, where the lease is treated as a sale at wholesale.

		These generating assets are being divested by CL&P and WMECO pursuant to restructuring directives in Connecticut and Massachusetts. In both states, the proceeds from the sales of these assets will be employed as an offset to the stranded costs of CL&P and WMECO found to exist by their respective state commissions. It is apparent that any action that increases the market value of these plants will result in a greater offset to stranded costs, and a reduction to the amount of stranded costs either borne by the companies or by their customers. Thus, obtaining the designation of the generating assets as "eligible facilities" is in the direct interest of the states where the facilities are included in rates.

		PUHCA states that if the costs of a generating facility were included in retail rates under the laws of any state, in order for that facility to be considered an "eligible facility," every state utility commission having jurisdiction over that facility's rates must determine that allowing the designation "eligible facility" 1) will benefit customers; 2) is in the public interest; and 3) does not violate state law. PUHCA further provides that if the facility in question is owned by an affiliate of a registered holding company, then each state commission having jurisdiction over the retail charges of any other affiliate of that registered holding company must make the same three determinations in order to obtain the eligible facility designation. Because CL&P and WMECO are subsidiaries of NU and affiliates of PSNH, and because this Commission regulates PSNH's retail rates, PUCHA requires that this Commission, along with the relevant commissions of Connecticut and Massachusetts, make the same three specific determinations in order for CL&P and WMECO to obtain the "eligible facilities" designation for the assets in question.

		The determination of whether the public interest findings applied for may be made by this Commission for the assets in question is complicated by the litigation concerning the restructuring orders issued by the Commission and the status of the Rate Agreement entered into between the Governor and the Attorney General, and PSNH and NU on November 22, 1989.2 Pursuant to the Rate Agreement, a Sharing Agreement was entered into between PSNH and the NU initial system and two Capacity Transfer Agreements were entered into between PSNH and CL&P. Since their inception, these agreements have provided tangible benefits to PSNH and its customers.

_______________________________
2. Public Service Company of New Hampshire, et al. v. Douglas Patch, et al., C.A. 97-97-JD (New Hampshire), 97-121 L (Rhode Island).

	In Order No. 23, 254, issued July 7, 1999, WMECO petitioned for, and received, similar approvals to those sought in the instant case under the PUHCA for its sale of non-nuclear generating facilities to Consolidated Edison Energy, Inc. That Order states that:

The concerns raised by Staff and the OCA on the effects this sale and the pending CL&P sale will have on the Sharing Agreement and cost allocation are shared by this Commission. PSNH's claim in this proceeding that the Sharing Agreement will become inoperable or effectively nullified on January 1, 2000, as a result of actions by other states and state regulators, raises questions about the validity of PSNH's arguments concerning New Hampshire's restructuring orders as they pertain to any obligations under the Sharing Agreement. The effects of WMECO's and CL&P's asset divestitures as they relate directly to PSNH's customers will be subject to further review by the Commission in an appropriate proceeding.

	In the Order Of Notice for this proceeding, issued on September 24, 1999, we stated that CL&P and WMECO's Joint Petition raises the issue of whether the effects of the proposed sale as it relates to PSNH's customers should be considered at this time.

	Accordingly, a considerable amount of discussion during the hearing of this case focused on the fact that the Connecticut assets proposed to be sold have been used by CL&P to satisfy its obligations under the Capacity Transfer and Sharing Agreements. There was also testimony concerning the effect that electric industry restructuring has upon the continued viability of the Sharing Agreement and the Capacity Transfer Agreement. The Commission also heard testimony that PSNH would receive approximately $4.7 million in November and December, 1999, under the Sharing Agreement, but that revenue under the Sharing Agreement and the Capacity Transfer Agreement would no longer be forthcoming. According to CL&P, this is because it will no longer have load responsibility after January 1, 2000, and the new ISO rules make it impossible to calculate its obligations under the Sharing Agreement and the Capacity Transfer Agreements and renders those agreements meaningless. There was also cross-examination and testimony concerning whether PSNH had acted prudently and in accord with its fiduciary obligations towards its customers with respect to protecting and asserting its rights under the Sharing Agreement and Capacity Transfer Agreements.

	The Joint Petitioners urge the Commission to focus its attention on the very limited question of whether the designation of the facilities as eligible under PUHCA is beneficial to consumers, in the public interest and does not violate the state law. They, along with PSNH and NRG, argue that, because these assets are intended to be used by participants in New England's regional competitive electricity market, the eligible facility status is consistent with RSA 374-F:3, XIII, which directs New Hampshire to work with other New England states to achieve restructuring on a regional basis. Moreover, the Petitioners stress, that, due to the divestiture requirements of the Connecticut and Massachusetts restructuring legislation, the underlying sale would occur regardless of the action taken by the Commission, and the same impact upon the Sharing Agreement and Capacity Transfer Agreement would result. Finally, we note PSNH's express warranty, set out above, not to argue in any other forum that the Commission's findings in this proceeding would constitute a decision or an admission with respect to the Rate Agreement, Sharing Agreement or Capacity Transfer Agreements, or the prudence of PSNH's or NU's actions.

	Based upon the record before us, we make a limited and narrow finding that allowing the generating assets in question to be an "eligible facility" will be beneficial to consumers and is in the public interest because the assets in question are being transferred to an entity that will be engaged in the competitive electricity market in New England, and the development and growth of that market is in the interest of New Hampshire electric customers. We also find that such designation would not violate state law.3

____________________________
3. We note that the "eligible facility" designation will tend to increase the market value of the assets which, in turn, will reduce stranded costs for consumers in Connecticut and Massachusetts. While we do not base our findings upon this consideration, we do believe that a healthy market for generating assets should provide similar benefits to New Hampshire ratepayers if and when the state's utility companies' generation assets are divested.

	In reaching this decision, the Commission has interpreted the terms "benefit to consumers" and "public interest" in 15 U.S.C. Section 79z-5(a)(c) as applying only to the question of whether those assets, if sold, should be allowed to be deemed "eligible facilities." The Commission is not rendering an opinion on the terms of the proposed underlying sale of these generating assets; nor have we determined the impact, if any, the underlying sale will have on either the Sharing Agreement or the Capacity Transfer Agreement. We believe that we have the necessary jurisdiction to judge these matters, and deferring their consideration is in the interest of judicial economy and within our discretion, and will not compromise our position in the federal litigation, particularly in light of PSNH's warranty.

	Therefore, we determine that all questions concerning the status of the Sharing Agreement and the Capacity Transfer Agreement, the prudence of PSNH's actions with respect to these Agreements, and PSNH's and NU's obligations under the Rate Agreement are not before the Commission at this time. We reserve the detailed review of these questions to the PSNH Settlement Agreement docket (DE 99-099) or other existing dockets, or such other investigations that may be opened to consider such matters.

	Based upon the foregoing, it is hereby

	ORDERED, that the findings requested by Petitioners Connecticut Light and Power and Western Massachusetts Electric Company are approved as described herein; and it is

	FURTHER ORDERED, that the unresolved matters discussed above may be raised by interested parties for consideration by the Commission in Docket DE 99-099 or otherwise as discussed above.

	By order of the Public Utilities Commission of New Hampshire this twenty-ninth day of November, 1999.


Douglas L. Patch		Susan S. Geiger		Nancy Brockway
Chairman			Commissioner			Commissioner

Attested by:


Thomas B. Getz
Executive Director and Secretary